

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

September 24, 2009

Via U.S. Mail and Fax (615.890.0123)
Mr. Donald K. Daniel
Senior Vice President and Controller
National HealthCare Corporation
100 E. Vine Street
Murfreesboro, TN 37130

 **RE: National HealthCare Corporation
  Form 10-K for the Fiscal Year Ended December 31, 2008
  Filed March 6, 2009
  Form 10-Q for the Fiscal Quarters Ended March 30, 2009 and June 30, 2009
  File No. 001-13489**

Dear Mr. Daniel:

 We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

 Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Definitive Proxy Statement Incorporated by Reference Into Part III

Compensation Discussion and Analysis, page 10

Cash Compensation, page 10

1. In future filings, please provide a more detailed analysis of how bonus and non-equity incentive compensation award amounts were determined in your most recent fiscal year.

Among other things, this disclosure should:

- Explain in more detail how the Compensation Committee took into account compensation levels at the identified comparable companies and how this influenced the size and allocation of the bonus pool;

- Disclose the performance targets in connection with establishing the bonus pool and clarify how actual performance established the size of the pool in 2008; and

- Describe the individual performance plans applicable to Mr. Coggin and Mr. Ussery, including disclosure of material corporate or individual performance targets, and how the application of these plans results in the particular awards to these officers in 2008.

Tabular disclosure may be helpful in conveying the parameters of these plans and how actual performance resulted in specific awards. With respect to performance targets, if you believe that disclosure of these targets is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your response letter a detailed explanation of such conclusion. If you believe you have a sufficient basis to keep the information confidential, disclose in future filings how difficult it would be for you or an executive to achieve the undisclosed targets. General statements regarding the level of difficulty or ease associated with achieving the targets are not sufficient. Provide as much detail as necessary without providing information that would result in competitive harm. Refer to Regulation S-K Compliance and Disclosure Interpretations, Question and Answer 118.04, available at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Summary Compensation Table, page 13

2. In footnote (1) to the Summary Compensation Table, you disclose payments to named executive officers to assist in exercising options. Tell us whether these amounts are included in the Summary Compensation Table and, if so, where. If they are not included, please explain why. In future filings, disclose why you made these payments and how they fit into your overall compensation objectives.

3. It appears based on your disclosure that payments pursuant to the NHC Executive Officer Performance Based Compensation Plan should be disclosed in the Non-Equity Incentive Plan Compensation column of your Summary Compensation Table. Please include these amounts in this column in future filings. Refer to Regulation S-K Compliance and Disclosure Interpretations, Question and Answer 119.02, available at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

4. We note that you do not provide any disclosure of potential payments or benefits to named executive officers upon termination or change-in-control as required by Regulation S-K Item 402(j). Please confirm in your response letter that no such benefits

would have been received by your named executive officers assuming a termination or change-in-control at year-end, whether pursuant to unvested equity awards, your Key Employee Plan, or otherwise.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

Liquidity, Capital Resources and Financial Condition, page 40

5.   We note that "your current cash on hand, marketable securities, short-term notes receivable, operating cash flows, and as needed, our borrowing capacity are expected to be adequate" to meet your liquidity needs. In future filings, please provide a more detailed assessment of your liquidity position over the short-term and long-term. Note that we consider "long-term" to be the period in excess of the next twelve months. See Section III.C of Release No. 33-6835 and footnote 43 of Release No. 33-8350. For example, we note that your credit agreement matures in 2009 and approximately $50 million of debt will become due. Your disclosure should discuss with more specificity your plans for satisfying such material obligations, whether through refinancing or otherwise, and how this might impact your long-term financial position.

Consolidated Statements of Income, page 45

6.   Please tell us and provide discussion in your footnotes on the nature of your "other operating" expense line item.

Notes to Consolidated Financial Statements, page 51

Note 1 – Summary of Significant Accounting Policies, page 51

Other Revenues -, page 52

7.   It appears that dividends and other realized gains on marketable securities, equity in earnings of unconsolidated investments, interest income, rental income, and other sources of income have been included within "other revenues". It is unclear why these sources of income have been classified as revenues versus other income. Please explain, in detail, why you believe each of the sources of income included within revenues represents your primary business or revise your financial statements to classify non operating income outside of revenues from operations, or advise us. To the extent that you continue to believe that this income should be classified as revenues on your income statement, please explain why cash flows related to some of these activities have been classified as investing as opposed to operating within your statement of cash flows.

Deferred Revenue -, page 57

8.   You state that the refundable portion of entrance fees is recognized over the live of the facility. Your basis for recognizing the refundable portion of entrance fees collected is unclear. Refer to paragraph 14.22 of AICPA Audit and Accounting Guide, "Health Care Organizations", which states that "the estimated amount of advance fees that is expected to be refunded to current residents under the terms of the contracts should be accounted for and reported as a liability", and advise us.

Segment disclosures, page 57

9.   Please tell us why you do not provide geographic information in accordance with paragraph 38 of SFAS 131.

Note 14 – Contingencies and Guarantees, page 79

10.   In light of your significant risk reserve obligation, please expand your disclosure here or in MD&A to include:

   •   More detailed discussion regarding historical claims paid analysis related to health insurance reserve, to include, but not limited to, explanation of how it's performed, assumptions used, any changes in assumptions during the periods presented in your financial statements, and sensitivity of those assumptions.
   •   A roll forward for each of your risk reserve balances for your balance sheet periods that presents claims paid, adjustments based on actuarial/internal estimates, and any other significant adjustments, to include separate columns for known claims incurred and estimates for incurred but unreported claims. Provide discussion along with roll forward that includes sensitivity analysis related to estimates for incurred but unreported claims as well as explanation of significant changes in estimates (i.e, plan amendments, additions related to acquisitions, changes in assumptions, etc.)

Note 17 – Purchases of Healthcare Centers, page 81

11.   Please clarify for us, and revise your disclosure to clarify, whether the transaction(s) discussed in the third paragraph of this footnote relate(s) to the November 2007 transaction(s) discussed in the second paragraph of page 72 under the heading *Recovery and Write-off of Notes Receivable*. Tell us why you held mortgage bonds of these centers at the time of the transactions. Also clarify whether the centers were purchased or leased, tell us in detail how you accounted for the acquisitions, and disclose the fair value of the assets acquired. Provide reference to authoritative literature used as guidance.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kenya Wright Gumbs, Staff Accountant, at (202) 551-3373 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Hodgdon, Staff Attorney, at (202) 551.3273 or me at (202) 551-3815 with any other questions

Sincerely,

Larry M. Spirgel
Assistant Director